Dewey & LeBoeuf LLP
1301 Avenue of the Americas New York, NY 10019-6092

tel 212 259-8013
fax 212 259-6333
October 21, 2008
VIA EDGAR
Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compañia de Telecomunicaciones de Chile S.A.
Schedule TO-C filed on September 11, 2008
Schedule TO-T/13E-3 filed on September 17, 2008 by Inversiones
Telefónica Internacional Holdings Limitada and Telefónica, S.A.
Amendment 1 filed on September 17, 2008
Amendment 2 filed on September 19, 2008
Amendment 3 filed on September 22, 2008
Amendment 4 filed on September 24, 2008
Amendment 5 filed on October 1, 2008
Amendment 6 filed on October 8, 2008
Dear Ms. Chalk:
          On October 21, 2008, Telefónica, S.A. (“Telefónica”) filed via EDGAR Amendment No. 8 (“Amendment No. 8”) to the Tender Offer Statement on Schedule TO-T/13E-3, as amended, filed on September 17, 2008 by Telefónica and Inversiones Telefónica Internacional Holdings Limitada, a wholly owned subsidiary of Telefónica (“Purchaser” and, together with Telefónica, the “Bidders”).

          Set forth below are the Bidders’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 7, 2008 (the “Comment Letter”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced the text of the Staff’s comments in boldface type below.
          The references in our responses below to page numbers refer to the pages in the courtesy copy of Amendment No. 8, including a supplement (the “Supplement”) to the Offer to Purchase dated September 17, 2008, filed as Exhibit (a)(1) to the Schedule TO-T/A filed on September 19, 2008 (the “Offer to Purchase”).
Schedule TO-T/13E-3 filed on September 17, 2008 -Item 8(c) and (d)
1.	The disclosure provided here should appear in the disclosure document that is distributed to target security holders (the Offer to Purchase). Please revise.
     Response:
          The disclosure in the section of the Offer to Purchase entitled “The U.S. Offer—Certain Conditions of the Offers” has been revised in the Supplement to include the disclosure from Item 8(c) and the disclosure in the section of the Offer to Purchase entitled “Special Factors—Fairness of the Offers” has been revised in the Supplement to include the disclosure from Item 8(d) in response to the Staff’s comment to include such information.
Offer to Purchase filed on September 19, 2008
General
2.	As you know, you previously sought and were granted an exemption from Rule 14d-10(a)(1) to permit U.S. target security holders to be included in the Chilean Offer. See Telefónica (Sept. 22, 2008). The Commission granted such relief, but conditioned it on your undertaking to provide disclosure about the risks associated with participating in a non-U.S Offer in the disclosure document distributed to U.S. persons. We are unable to locate the required discussion of the implications for U.S. target holders of participating in the Chilean Offer in the Offer to Purchase. Please advise.
     Response:
          Certain disclosures regarding the consequences of tendering into the Chilean Offer were included in the section of the Offer to Purchase entitled “Summary Term Sheet—What is the difference between the U.S. Offer and the Chilean Offer?” and the last paragraph in the section of the Offer to Purchase entitled “The U.S. Offer—Procedure for Accepting the U.S. Offer—Holder of Shares.” In response to the Staff’s comment, the disclosure has been reorganized and clarified in the Supplement under the new section entitled “Special Factors—Risks of Tendering Shares in the Chilean Offer Instead of the U.S. Offer.”

Summary Term Sheet — Do I have statutory appraisal rights?, page 5
3.	You state in this section that “[i]f required by law,” Purchaser will extend any second-step tender offer to U.S. target security holders who do not tender into the Offers. U.S. security holders must know now, in making their tender decision, whether they will have the opportunity to tender into any second-step “clean up” offer required by Chilean law in the event that Purchaser purchases at least two-thirds of the outstanding target securities in these Offers. Revise to describe under what circumstances such an offer would NOT be extended to U.S. holders. During prior discussions with you, we were under the understanding that U.S. holders would be permitted to participate in such an offer. Advise in your response letter how you will advise target security holders about the amended disclosure concerning the circumstances under which they will be able to participate in a second-step mandatory offer. We may have further comments after reviewing your response.
     Response:
          Chilean law requires that if the Bidders acquire two-thirds or more of the issued shares of the Company, then the Bidders are obligated to make a tender offer for any remaining shares outstanding within 30 days of such acquisition. Under Chilean law, if Purchaser is required to make this subsequent tender offer, the offer must be extended to all shareholders, including U.S. shareholders. As a result, we have deleted the phrase “if required by law” before “in the United States,” along with certain other revisions, in the disclosure under the caption “Do I have statutory appraisal rights?” in the Summary Term Sheet of the Offer to Purchase and in the corresponding disclosures in the sections of the Offer to Purchase entitled “Special Factors—Purposes and Structures of the Offers; Reasons of the Telefónica Group for the Offers” and “Special Factors—Appraisal Rights.”
          There is a possibility that under Chilean law, holders of ADRs could be excluded from a subsequent tender offer. The Bidders have not made any decision at this time as to whether they would include or exclude ADR holders if a subsequent tender offer were launched. One reason that the Bidders may exclude ADR holders would be to allow for the termination of the ADR program, which is one of the Bidders’ objectives upon consummation of the tender offer. ADR holders wishing to participate in any subsequent tender offer would have the ability to do so by obtaining the Series A shares underlying the ADRs and tendering such shares directly.

          In addition, because any subsequent tender offer would be commenced only after the consummation of the first tender offer, the transaction’s status under the applicable cross-border tender offer rules may change from Tier II to Tier I. In this event, the subsequent tender offer may be conducted in accordance with the applicable Tier I rules.
          Should the Company not meet Tier I criteria at the time of any subsequent tender offer, we would expect to be submitting to the Staff an exemption letter request similar to the one submitted in connection with the initial tender offer because of the need for a dual offer structure.
          The disclosure on page 13 of the Offer to Purchase entitled “Special Factors—Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers” has been supplemented in the Supplement to explain the possibility of the exclusion of ADR holders and to indicate that the U.S. rules applicable to any subsequent tender offer may be different.
Special Factors — Recent Discussions and Related Events, page 11
4.	You state on page 12 of this section that on September 1, 2008, Telefónica retained Santander Investment Chile Limitada “to act as its financial advisor and to assist Telefónica in connection with the definitive selection and implementation of the best alternative to pursue its objective of increasing ownership in the Company.” It appears from this description of the role of the Financial Advisor in connection with this transaction, Santander Investment Chile constitutes an outside party that provided a “report, opinion or appraisal” that is materially related to this transaction, within the meaning of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. This is inconsistent with your notation under Item 9 of the Schedule TO-T/13E-3 that Purchaser did not receive such a report, opinion or appraisal from any outside party materially related to this transaction. We note that such a “report, opinion or appraisal” would encompass both written and oral presentations or discussions. In addition, information provided by the advisor need be specifically related to the value of the consideration to be provided, but rather, could pertain to the structure of the transaction itself. Please provide the disclosure required by Item 1015 with respect to the Financial Advisor. File any written materials provided by the Financial Advisor as an exhibit to the Schedule TO-T/13E-3 and provide a reasonably detailed description of any such materials (or any oral information provided) in the Offer to Purchase. Advise how you will disseminate this new information to target security holders.

     Response:
          The subsection entitled “Discussion Materials Prepared by the Financial Advisor” in the section of the Offer to Purchase entitled “Special Factors—Background of the Offers” has been added in the Supplement to include a summary of discussion materials prepared by Santander for the management of Telefónica. Such materials were not provided to the Executive Committee of the Board of Directors of Telefónica (the “Executive Committee”) or to the Board of Directors of Telefónica and neither the Executive Committee nor the Board of Directors of Telefónica relied upon these materials for purposes of deciding upon the structure, price or reasons for implementing the Offers. Telefónica did not request, and was not provided with, an appraisal of the assets and liabilities of the Company or an opinion with regards to the fairness, from a financial point of view, of the consideration to be paid in the U.S. Offer.
          The disclosure in the Offer to Purchase has been revised by adding a section in the Supplement entitled “Special Factors— Discussion Materials Prepared by the Financial Advisor” to address the items required by Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. The discussion materials have been attached to the Schedule TO/13E-3 Amendment as exhibit (c)(2).
Fairness of the Offers, page 12
5.	See comment 1 above, Refer to Item 1014(c), (d) and (e) of Regulation M-A. Provide the required disclosure in the document disseminated to security holders, rather than in the Schedule TO-T/13E-3 only.
     Response:
          The disclosure in the Section of the Offer to Purchase entitled “Special Factors—Fairness of the Offers” has been revised in the Supplement in response to the Staff’s comment to include such information.

6.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant to the fairness of the consideration to be offered to unaffiliated security holders in a going private transaction. To the extent that one or more of such factors were not considered by filing persons or were considered but granted little weight, this in itself may be an important part of the filer’s fairness analysis that should be described for shareholders. Please revise to include how the Telefónica Group considered each of the factors listed in Instruction 2 in assessing the fairness of this proposed merger, including the historical market price for the securities, the going concern value and the liquidation value of these securities.
     Response:
          The disclosure in the Section of the Offer to Purchase entitled “Special Factors—Fairness of the Offers” has been revised in the Supplement to include a discussion of the considerations of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A.

7.	Revise to include a discussion of the detriments of the Offers from the perspective of unaffiliated security holders of the Company. See Instruction 2 to Item 1013 of Regulation M-A.
     Response:
          We respectfully submit to the Staff that information regarding detriments of the Offers from the perspective of unaffiliated security holders was included in the sections of the Offer to Purchase entitled “Summary Term Sheet—What will happen to any Shares or ADSs of the Company remaining after the Offers,” “Summary Term Sheet—If I decide not to tender, how will the Offers affect my Shares and/or ADSs,” “Summary Term Sheet—What are the U.S. federal income tax consequences if I tender my Shares and/or ADSs,” “Special Factors—Certain Effects of the Offers,” “The U.S. Offer—Section 6—Certain Tax Considerations.” However, we have clarified such existing disclosure in the Supplement and reorganized it as the last paragraph under the section entitled “Special Factors—Fairness of the Offers” as follows:
     “If the Offers are successful, then upon completion Bidders would own a minimum of 75% of the issued and outstanding shares of the Company and a maximum of 100%. Accordingly, former holders of Shares and ADSs that have been tendered and purchased pursuant to the Offers would not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have the right to vote on the Company’s corporate matters. However, former Shareholders will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the completion of the Offers. Further, unaffiliated Shareholders who do not tender their Shares and/or ADSs may encounter a reduced public market for their Shares and/or ADSs for the following reasons: (i) upon completion of the Offers, the number of Shares available and publicly traded will likely be reduced, which could adversely affect the liquidity and market value of the remaining Shares and (ii) if permitted by applicable laws and rules of U.S. authorities and the stock exchanges, and depending on the level of acceptance of the Offers, the Telefónica Group intends to cause the Company to (a) delist the ADSs from the New York Stock Exchange, (b) suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until termination of registration thereunder, (c) terminate the registration of the Shares and ADSs under the Exchange Act and (d) terminate the Company’s ADS facility, which may result in the ADSs ceasing to trade even in the over-the-counter market and quotations therefor may not be obtainable. See “The U.S. Offer—Section 6—Certain Tax Considerations” for a discussion of the tax consequences of the U.S. Offer.”

8.	Since the filers are affiliates of the Company, revise to provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.
     Response:
          With respect to the disclosure requirement in Instruction 3 to Item 1013 of Regulation M-A regarding the effect of the “going-private” transaction on Telefónica’s interest in the net book value and net earnings of the Company in terms of percentages, we respectfully submit to the Staff that such information is disclosed in the Section of the Offer to Purchase entitled “Special Factors – Certain Effects of the Offer” under the caption “Participation in Future Growth.”
          With respect to the disclosure requirement in Instruction 3 to Item 1013 of Regulation M-A regarding the effect of the “going-private” transaction on Telefónica’s interest in the net book value and net earnings of the Company in terms of dollar amounts, the disclosure in the Section of the Offer to Purchase entitled “Special Factors – Certain Effects of the Offer” under the caption “Participation in Future Growth” has been revised in the Supplement to provide as follows:
     “Although Telefónica’s current economic interests in the net book value and net earnings of the Company is 44.9%, for accounting purposes, in accordance with International Financial Reporting Standards (“IFRS”) Telefónica consolidates the Company by the full integration method. Therefore, there will not be any significant effect on Telefónica’s books from a reporting perspective. However, to the extent that the Telefónica Group’s interest in the Company could increase up to 100%, there will be a corresponding increase in the Telefónica Group’s economic interest in the net book value of the Company from U.S.$490.7 million up to U.S.$1,093.1 million (calculated in accordance with IFRS and with the exchange rate on September 30, 2008).”
9.	See the last comment above, with respect to the reference to the historical market price for the subject securities. Specifically address in your revised disclosure how the Telefónica Group considered the fact that the Company’s ADSs traded at a higher price than the price offered during the first (U.S.$8.62) and second (U.S.$9.20) quarters of this fiscal year, and throughout all of the two fiscal years before that.
     Response:
          Considering that the price for the Offers is calculated in Chilean pesos, the new Offer Prices for the ADSs are similar to the highs reached by the ADSs during the first two quarters of this fiscal year: Ch$ 3,886 for the 1Q08, and Ch$ 4,015 for the 2Q08. While the new Offer Price is lower than some of the prices in 2007 and 2006, the decline in the price of the Company’s Shares over the 24 months ending September 11, 2008 was greater than the decline suffered by comparable companies. We include below a table reflecting the performance of comparable companies over the indicated time-periods:

		Stocks performance
Company	Country	From 01/01/2006 YTD*	Last 24 months*	Last 12 months*
CTC (A)	Chile	-26.5%	-16.1%	-27.4%
CTC (B)	Chile	-30.0%	-17.6%	-30.0%
CTC (ADRs)	Chile	-32.0%	-15.5%	-28.0%

Index LatAm	LatAm	58.5%	44.5%	-7.0%
Index Telecom LatAm	LatAm	42.7%	32.9%	-17.7%
Index IPSA	Chile	42.7%	26.3%	-12.3%

Telecomunicacoes de Sao Pablo	Brazil	-8.4%	-11.5%	-29.5%
Brasil Telecom	Brazil	8.8%	49.6%	-28.4%
Telecom Argentina	Argentina	-0.1%	-5.1%	-49.2%
Axtel	Mexico	47.2%	81.3%	-50.5%
Tele Norte	Brazil	-28.1%	-32.6%	-40.5%
Entel	Chile	35.0%	29.1%	-19.8%
Telmex	Mexico	60.2%	59.5%	8.3%
Average Selected Companies		16.4%	24.3%	-29.9%

*	According the last price informed by Bloomberg as of September 11th 2008.
          Moreover, the table above also reflects that there has been a general trend affecting the entire industry and not just the Company during the last 12 months. For such period, the Company outperformed the average performance of comparable companies. The new Offer Prices reflect such outperformance by using the current prices as basis for the premium calculation.
          The section of the Offer to Purchase entitled “Special Factors—Fairness of the Offers” has been revised in the Supplement under the caption “Historical Market Prices” to reflect the above disclosure in response to the Staff’s comments.
10.	Expand the last bullet point in this section to explain how the Telefónica Group analyzed the factors referenced to arrive at a determination of fairness. For example, what specific “risks and uncertainties” did the Group consider and how did they lead to its fairness determination?

     Response:
          The disclosure under the caption “Uncertainties of the Company’s Prospects and Future Operating Results” in the section of the Offer to Purchase entitled “Fairness of the Offers” has been revised in the Supplement in response to the Staff’s comment.
Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers, page 13
11.	Describe the reasons for the structure of the Offers, and what other possible structures were considered. See Item 1013(b) of Regulation M-A.
     Response:
     The disclosure under the caption “Recent Discussions and Related Events” in the section of the Offer to Purchase entitled “Background of the Offers” has been revised in the Supplement in response to the Staff’s comment to include the following reasons for the structure of the Offers:
-	A dual cash tender offer provides simplicity for the selling shareholders and the Company;

-	The cost-effectiveness for the Bidders, in terms of relatively fast and simple execution of a tender offer; and

-	The fairness, from a financial point of view, of the prices offered, after consideration of the different factors set forth below under the caption “Fairness of the Offers.”
     Accordingly, Telefónica focused on a dual cash tender offer structure from the outset. Other structures that could have permitted Telefónica to increase its ownership interest in the Company were deemed impractical due to legal and cost considerations.
12.	Describe the reasons for the Offers in more specific terms than the general statements in the Background section on page 11. See Item 1013(c) of Regulation M-A. Your revised discussion should address the reasons for the timing of this transaction.
     Response:
          The disclosure in the section of the Offer to Purchase entitled “Special Factors – Background of the Offers; Recent Discussions and Related Events” has been revised in the Supplement in response to the Staff’s comment. Please refer to the eighth paragraph of such section for a discussion of the reasons for the timing of the Offers.

Appraisal Rights, page 16
13.	The disclosure here is confusing with respect to the existence of appraisal rights and the price to be paid for purchases of securities that remain outstanding after these Offers. For example, refer to the first paragraph in this section. The first sentence in that paragraph indicates that “Chilean corporations law does not provide for appraisal rights in case of a tender offer.” Later in the same paragraph, you disclose that if Purchaser obtains two-thirds of the outstanding securities as a result of these Offers, it will be obligated to pay in the subsequent mandatory tender offer “cannot be lower than the price applicable to appraisal rights.” If appraisal rights don’t exist, what is the “price applicable to appraisal rights?”
     Response:
          The disclosures in the sections of the Offer to Purchase entitled “Summary Term Sheet—Do I have statutory appraisal rights?” and “Special Factors—Appraisal Rights” have been revised in the Supplement in response to the Staff’s comment to clarify how the minimum price is determined and to avoid any suggestion that there are appraisal rights for shareholders.
          Under Chilean law, the price to be offered in any subsequent mandatory tender offer may not be inferior to a certain minimum price. According to Chilean law, such minimum price is the average trading price of the shares over the two months preceding the subsequent tender offer and is the same price used to determine appraisal rights in situations where appraisal rights are available. This minimum price in any subsequent tender offer is not expected to be higher, and will likely be lower, than the offer price in the initial tender offer. Because the initial tender offer is for 100% of outstanding shares not owned by Telefónica or its affiliates, there is little risk that a shareholder may not sell in the initial offer (assuming conditions to the offer are satisfied) and no benefit derived by a shareholder from waiting to sell into a subsequent tender offer because the price will not be higher. For example, as of October 14, 2008, the minimum price applicable would be Ch$ 852.6 per Series A Shares whereas the price pursuant to the Offers is Ch$ 1,100 per Series A Share . For this reason, we have not viewed the possibility of a subsequent mandatory tender offer as significant to investors.
14.	Refer to the last comment above. In paragraph two of this section, you list corporate actions which, if taken by the Purchaser after acquiring two-thirds of the Company’s securities, would trigger appraisal rights. However, you don’t discuss whether Purchaser intends to undertake any of such actions; if not, presumably remaining target holders will not have appraisal rights. Please clarify.

     Response:
          The disclosure in the section of the Offer to Purchase entitled “Special Factors—Appraisal Rights” has been revised in response to the Staff’s comment by adding the following sentence in the third paragraph of such section:
     “The Bidders have no plans currently to take any of the actions listed above which would provide for appraisal rights to any objecting shareholders.”
Financial Information, page 37
15.	Provide the narrative discussion of the differences between U.S. and Chilean GAAP in the Offer to Purchase, where you provide the summary financial statements for the Company. See Instruction 8 to Item 10 of Schedule TO.
     Response:
          The disclosure in the section of the Offer to Purchase entitled “Certain Information Concerning the Company – Financial Information” has been revised in response to the Staff’s comment by including a reference to the narrative discussion of the differences between U.S. and Chilean GAAP, which is now attached as a new Annex D to the Offer to Purchase.
Source and Amount of Funds, page 40
16.	You disclose here that the funds used to purchase tendered securities will come in part from intercompany loans and/or capital contributions by Telefónica or other affiliates. Disclose the identity of the “other affiliates” and explain why (if they are providing financing for this transaction) they have not been included as filing persons on the Schedule TO-T/13E-3.
     Response:
          The funds to be used by Purchaser to purchase tendered securities and pay expenses in connection with the Offers will be provided by Telefónica Internacional Chile, S.A. (“TICSA”), a 99.999999% indirect subsidiary of Telefónica and the Chilean parent company of Purchaser. These funds will come from one or more of the following sources: (i) the cash available in TICSA, (ii) the purchase by Telefónica of an intercompany receivable from TICSA and (iii) an intercompany loan granted by Telefónica Internacional, S.A. (“TISA”), a wholly owned subsidiary of Telefónica, to TICSA.

          Because TISA and the Purchaser are wholly-owned subsidiaries of Telefónica, TICSA is 99.999999% owned by Telefónica and their funding for the transaction comes from Telefónica, we did not include TICSA and TISA as filing persons in addition to Telefónica.
          The section of the Offer to Purchase entitled “Source and Amounts of Funds” has been revised in the Supplement to reflect the above disclosure in response to the Staff’s comments.
17.	Refer to the last comment above. Provide the disclosure required by Item 1007(d) of Regulation M-A as to the loans to be used to partially finance the Offers. Note that pursuant to Item 12 of Schedule TO, any loan agreements must be filed as an exhibit.
     Response:
     The section of the Offer to Purchase entitled “Source and Amounts of Funds” has been revised in the Supplement to reflect the below disclosure in response to the Staff’s comments.
     No new loan agreements with any third party have been entered into in connection with the Offers.
* * * * *

          Bidders’ acknowledgement is being filed simultaneously.
          If you have any questions or require any further information regarding the foregoing, please do not hesitate to contact me at (212) 259-8013. Thank you for your time and consideration.
Very truly yours,
Stephen G. Rooney

cc:	Jorge Abadia
Laura Sanz Mataix
Miguel Garrido